UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):

x Form 10-K   o Form 20-F     o Form 11-K     o Form 10-Q      o Form 10-D      o Form N-SAR    o Form N-CSR

For Period Ended: December 31, 2008

¨	Transition Report on Form 10-K
¨	Transition Report on Form 20-F
¨	Transition Report on Form 11-K
¨	Transition Report on Form 10-Q
¨	Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

AMBER RESOURCES COMPANY OF COLORADO

Full Name of Registrant

Former Name if Applicable

Address of Principal Executive Office (Street and Number)

370 17th Street, Suite 4300

City, State and Zip Code

Denver, Colorado 80202

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

x (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Annual Report on Form 10-K for the year ending December 31, 2008, as management is expecting the Federal Government to decide by the April 4, 2009 deadline whether it intends to seek a review of the judgment for rescission and restitution entered by the Court of Federal Claims regarding the Company’s offshore California oil and gas leases. That determination will have a significant impact on the assessment of the carrying value of the Company’s offshore California leases and the disclosures contained in its financial statements and managements discussion and analysis in its Form 10-K.

PART IV– OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Kevin K. Nanke	(303)	293-9133
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).   x Yes¨ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
subject report or portion thereof?   x Yes   ¨ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant expects to report that it had a net loss of $3,620,798 in 2008 as compared to a net loss of $102,850 in 2007. The expected increase in the net loss is due to the Registrant recording $3.5 million of impairment costs related to its oil and gas properties in 2008.

Amber Resources Company of Colorado
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2009	By: /s/ Kevin K. Nanke Name: Kevin K. Nanke Title: Chief Financial Officer